To the holders of CREST Depository Interests ("CDIs")

        The boards of directors of NTL Incorporated ("NTL") and Telewest Global, Inc. ("the Company") have approved and entered into a merger agreement that provides for the merger of a wholly owned subsidiary of the Company with NTL.

        I enclose a copy of a joint proxy statement/prospectus for the Company and NTL, which includes details of a special meeting of stockholders of the Company to be held at 9.00am., New York local time, on Thursday March 2, 2006 at the offices of Fried, Frank, Harris, Shriver and Jacobson LLP, Midtown Conference Centre, 375 Park Avenue, Suite 3708 New York, New York 10152. The Notice of Special Meeting of Stockholders of the Company is also enclosed.

        The joint proxy statement/prospectus contains important information about the merger, the merger agreement and the special meetings of the respective stockholders of the Company and NTL, which you should read carefully and in its entirety.

        We have put in place arrangements so that holders of CDIs receive notices of meetings of stockholders and any other documents issued by the Company to its stockholders generally. We have also put in place arrangements that enable you to vote your shares or, if your shares are held in the Telewest Corporate Nominee Service ("the Nominee Service") operated by Lloyds TSB Registrars Corporate Nominees Limited ("the Trustees"), to give direction to the Trustees as to how you wish them to vote the shares held on your behalf. You may also attend stockholder meetings if you so wish although you will not be permitted to vote at the meeting.

        If you hold your CDIs through the Nominee Service, you may give direction to the Trustees as to how you wish your shares to be voted by properly completing the enclosed pre-paid Voting Instruction Form. You must complete and returned the pre-paid Voting Instruction Form to Lloyds TSB Registrars Corporate Nominees Limited no later than 5.00pm., UK time, on Tuesday February 28, 2006.

        If you hold your CDIs directly in CREST, the Company has established a voting service operated by Lloyds TSB Registrars that enables you to vote by proxy. You must complete and return the pre-paid proxy card to Lloyds TSB Registrars Corporate Nominees Limited no later than 5.00pm., UK time, on Tuesday February 28, 2006.

        If you hold CDIs both directly in CREST and through the Nominee Service, you must return both pre-paid cards to Lloyds TSB Registrars Corporate Nominees Limited.

        Your vote is very important and you should complete, date and sign the requisite cards and return as directed above as soon as possible. The Telewest board of directors recommends that you vote "FOR" the proposals described on the requisite cards.

        If you have any further questions you should contact the Telephone Information Line on UK: 0870 602 2420 (Overseas: +44 1903 276342).

Yours faithfully,

Anthony (Cob) W. P. Stenham

Chairman

January 30, 2006